  Exhibit 99.1

New Zealand Subsidiary of Trilogy International Partners Inc. to Explore Public Listing

BELLEVUE, Wash., March 24, 2021 -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, announced today that together with its other shareholders it is exploring a partial public listing of its New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”), on the main board of the New Zealand Stock Exchange (NZX) and Australian Securities Exchange (ASX) in the second half of 2021 or early 2022. Any such listing would be subject to market conditions.

“Equity markets are strong globally, telecom valuations are attractive, and the New Zealand dollar is at a multi-year high. This compelling macro backdrop, combined with the resilience, scale and growth of the 2degrees business, suggests now is an opportune time for the shareholders of 2degrees to explore a partial listing of the business,” said Brad Horwitz, President and CEO of Trilogy and Chair of the 2degrees Board. “An equity event in New Zealand would raise primary capital to accelerate growth initiatives at 2degrees as well as enable Trilogy to reduce the debt it incurred while building the 2degrees business.”

For the year ended December 31, 2020, 2degrees demonstrated strong service revenue and Segment Adjusted EBITDA growth, despite Covid-19 impacts, including closed international borders.

According to an independent research report, 2degrees is the only wireless operator in New Zealand to increase mobile market share over the same period, which it also achieved in fixed broadband.

“2degrees continues to perform well with Segment Adjusted EBITDA surpassing $110 million for the year ended December 31, 2020.” said Mr. Horwitz. “Our New Zealand team delivered record service revenue and Segment Adjusted EBITDA levels during a year of challenging circumstances created by the pandemic. We continue to be enthusiastic about the future growth opportunities in the New Zealand market and we expect to retain a significant interest in the business following any public listing.”

About Trilogy International Partners Inc.
TIP Inc. the parent company of Trilogy International Partners LLC (“Trilogy”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

No money is currently being sought and no shares or other financial products in 2degrees can currently be applied for or acquired under any offer or intended offer. If an offer of 2degrees shares or other financial products is made, the offer will be made in accordance with the Financial Markets Conduct Act 2013 (New Zealand) and the securities laws of all other applicable jurisdictions.

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes.

This news release includes forward-looking information and statements. Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources; and the ability of 2degrees to consummate a partial listing of its shares on the New Zealand Stock Exchange and/or the Australian Securities Exchange, the timing of any such listing, and, as the result of any such listing, the reduction of debt, the acceleration of growth initiatives at 2degrees, and the expected level of the TIP Inc.’s retained interest in 2degrees. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements, including without limitation, those risk factors set forth in our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development